This document has 3 pages.

925559

3-1-02

02024337

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of March

PRESS RELEASE

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

2

Tembec

PRESS RELEASE **FOR IMMEDIATE RELEASE**

Tembec announces proposed private placement of Senior Notes

Temiscaming, March 5, 2002 - Tembec Inc. announced today that Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., has proposed to sell US$275 million aggregate principal amount of Senior Notes due 2012, on a private placement basis in the United States under Rule 144A of the U.S. Securities Act of 1933. The notes are unconditionally guaranteed on a senior unsecured basis by Tembec Inc.

Tembec Industries Inc. intends to use the net proceeds of the offering to redeem US$250 million aggregate principal amount of 9.875% Senior Notes due 2005. The notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act. Tembec is an integrated forest products company principally involved in the production of wood products, market pulp and papers.

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Source : **Tembec Inc.**

Contacts: Michel Dumas
Vice President, Finance & CFO
Tel. : (819) 627-4268

Charles Gagnon
Vice President, Corporate Relations
Tel. : (819) 627-4230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

by: ______________________________

Claude Imbeau,
Vice-President, General Counsel and Secretary

Date: March 5, 2002